P, E, 2/11/02

02014466

EXECUTION COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: February 11, 2002

Commission file number 0-21392

AMARIN CORPORATION PLC

(Exact name of Registrant as Specified in its Charter)

Exhibit Index Appears on Page 4

ENGLAND
(Jurisdiction of Incorporation or organization of Issuer)

SEC MAIL FEE RECEIVED PROCESSING WASH. D.C. FEB 12 2002 340 SECTION

7 Curzon Street
London W1J 5HG, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files ~~or will~~ file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes ☒ No

PROCESSED
FEB 15 2002
THOMSON FINANCIAL

Enclosures:

Material Events

(a) Amarin Corporation plc announces Fiscal 2001 Fourth Quarter results and Fiscal 2001 financial results.

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration Statement No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, and in the Registration Statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMARIN CORPORATION PLC

By: ______________________________
Richard A B Stewart
Chief Executive Officer

Date: February 11, 2002

Index to Exhibits

Exhibit	Item	Sequentially Numbered Page
(a)	Material Event description- Amarin Corporation plc announces Fiscal 2001 Fourth Quarter results and Fiscal 2001 financial results.	5

Exhibit (a)

AMARIN

Contact:

Nigel Bell
Chief Financial Officer
Amarin Corporation plc
Phone: +44 (0) 20 7907 2444
Email: nigel.bell@amarincorp.com

Lisa Carlton-Wilson
President
In-Site Communications
Phone (212) 759 3929
Email: lwilson@insiteconv.com

AMARIN CORPORATION REPORTS FOURTH QUARTER AND 2001 FINANCIAL RESULTS

Revenues Increased 118 Percent to $56.9 Million in 2001

Company Achieves Earnings per ADS of $0.28 (before exceptional charges) for the Fourth Quarter and Earnings per ADS of $1.28 (before exceptional charges) for Fiscal 2001

LONDON, United Kingdom, February 11, 2002 -- Amarin Corporation plc (NASDAQ: AMRN) today reported that total revenues grew 31 percent to $17.1 million for the fourth quarter ended December 31, 2001. For the quarter, the Company achieved net income of $3.2 million (before exceptional charges) and diluted earnings per American Depository Share (ADS) of $0.28 (before exceptional charges). This is compared with revenues of $13.0 million, net income of $3.1 million and diluted earnings per ADS of $0.30 for the same period a year ago. The fourth quarter of 2000 benefited from $8.7 million of sales and $3.9 million in net income relating to discontinued operations.

For the fiscal year 2001, total revenues more than doubled to $56.9 million, compared with $26.2 million in 2000. Net income (before exceptional charges) increased more than 500 percent in 2001 to $14.4 million and diluted earnings per ADS (before exceptional charges) increased 341 percent to $1.28. This is compared with net income of $2.4 million and diluted earnings per ADS of $0.29 in 2000. All per share comparisons have been impacted by the increased weighted average number of fully diluted ordinary shares for both the fourth quarter of 2001 and the year in its entirety. This increase reflects the full effect of the Company's $11.5 million private equity placement in June 2000.

"Unquestionably, 2001 represented the most successful year in Amarin's history," said Rick Stewart, chief executive officer. "It was a year in which we achieved significant milestones. By acquiring the rights to Permax® and a purchase option for Zelapar™, we succeeded in establishing a strategic franchise in the therapeutic area of Parkinson's disease. By adding Zelapar™ to a pipeline already possessing LAX-101, Amarin is now positioned to potentially become a leader in the field of movement disorder. The Company successfully launched a specialty sales force dedicated to neurology. Importantly, we also invested in the infrastructure necessary for the eventual commercialisation of our late-stage development pipeline."

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Permax® (pergolide mesylate tablets) is a dopamine receptor agonist indicated as adjunctive therapy in the management of Parkinson's disease. Zelapar™ (Zydis® selegiline tablets), an MAO-B inhibitor, is a potential treatment for Parkinson's disease. A New Drug Application for Zelapar™ is expected to be submitted to the U.S. Food and Drug Administration in the first half of 2002. Amarin gained exclusive U.S. marketing, sales and distribution rights to Permax®, and a purchase option for Zelapar™ in May 2001. LAX-101 is a potential treatment for Huntington's disease that is currently in Phase III clinical trials.

In the fourth quarter of 2001, the Company recorded an exceptional charge within operating expenses of $18.1 million in accordance with FRS 3 (UK GAAP) and FASB 142 (U.S. GAAP). The exceptional charge relates to the partial amortization of the U.S. marketing, sales and distribution rights associated with Permax®. The Company also recognized an exceptional one-time charge of $1.3 million on the disposition of its transdermal patch product development business in Argentina. After these exceptional charges, the Company reported a net loss of $16.2 million and loss per ADS of $1.39 for the fourth quarter of 2001. For the year, the Company reported a net loss of $5.1 million and loss per ADS of $0.46.

In 2001, product revenues were $46.5 million, of which Permax contributed $29.6 million. Legacy products (non-therapeutically focused, directly marketed products) contributed the remaining $16.9 million. Amarin Development achieved revenues of $6.1 million, an increase of 11 percent, resulting in a return to profitability for this business. Revenues from Amarin Technologies in Argentina have been included in the Company's financial results until the date of its disposal in December 2001 and totalled $1.5 million. Amarin Corporation contributed revenues of $2.8 million.

The increase in direct cost of sales in 2001 predominantly represents the increased cost of goods associated with the increased revenues resulting from Permax® sales. Selling, general and administrative expense more than doubled to $15 million in 2001. This increase resulted primarily from the expansion of the Company's sales and marketing infrastructure in the U.S. and the launch of the Company's 24-member U.S. neurology sales force. The decrease in research and development expense for the year resulted, in part, from the continued rationalisation of research and development operations in Sweden. Under Amarin's strategic development partnering agreements, research and development expense for Amarin's Phase III pipeline products are principally the responsibility of Amarin's development partners. Amarin does not have any interests in joint venture vehicles or off-balance sheet entities.

Since the end of the third quarter of 2001, Amarin Corporation:

- recruited and launched a 24-person specialty neurology sales force;
- strengthened senior management by recruiting Michael M. Wess, M.D. as vice president of medical and scientific affairs for Amarin Pharmaceuticals, Inc., the pharmaceutical development and marketing subsidiary of Amarin Corporation plc;
- sold its transdermal patch product development business in South America, completing the planned divestiture of all its transdermal research and development facilities; and

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- announced that positive results of two separate Phase II studies of LAX-101 (and a LAX-101 prototype) were published in the January 21 issue of NeuroReport. LAX-101 is a novel and proprietary potential treatment for Huntington's disease which is currently in Phase III clinical trials in the U.S. and internationally.

Amarin Corporation plc is a specialty pharmaceutical company focused on neurology and pain management. The company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs. For press release and other Company information, visit our website at http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialisation, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2000 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The company assumes no obligation to update information on its expectations.

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8

Amarin Corporation plc
Period Ended 31 December 2001 Selected Data (UK GAAP - UNAUDITED)

INCOME STATEMENT	Three months ended '31 December		Twelve months ended '31 December	
	2000 $'000	2001 $'000	2000 $'000	2001 $'000
REVENUE				
Licensing & Development Fees	733	325	1,410	2,143
Royalties & Product Sales	3,608	15,412	16,126	51,602
Revenues from discontinued business	8,664	1,330	8,664	3,237
Total Revenues	13,005	17,067	26,200	56,982
OPERATING EXPENSES				
Direct Costs	926	6,853	5,216	21,444
Research & Development	2,496	1,022	5,745	4,134
Selling, General & Administrative	1,095	4,904	5,789	12,513
Operating expenses from discontinued business	1,733	1,630	1,733	2,572
Amortisation of intangible fixed assets	441	(410)	1,764	2,273
Share option compensation	542	-	1,580	-
Provision for terminating discontinued business	3,149	(1,070)	3,149	(1,070)
Total Expenses	10,382	12,929	24,976	41,866
OPERATING INCOME before exceptional cost	**2,623**	**4,138**	**1,224**	**15,116**
Exceptional amortisation of Permax sales rights	-	18,123	-	18,123
OPERATING INCOME/(loss) after exceptional cost	**2,623**	**(13,985)**	**1,224**	**(3,007)**
Interest & Investment income (net)	329	(6)	524	365
Foreign exchange (loss)/gain	-	(451)	-	(451)
Exceptional gain/ (loss) on disposal of discontinued business	306	(1,299)	1,134	(1,299)
INCOME/(LOSS) BEFORE TAXES	**3,258**	**(15,741)**	**2,882**	**(4,392)**
Income Taxes Paid	135	402	342	485
Dividends payable	49	46	185	180
NET INCOME/(LOSS) FOR PERIOD	**3,074**	**(16,189)**	**2,355**	**(5,067)**
NET INCOME FOR PERIOD BEFORE EXCEPTIONAL CHARGES	**3,074**	**3,233**	**2,366**	**14,365**
WEIGHTED AVERAGE NUMBER OF DILUTED SHARES -Thousands	100,844	117,562	80,834	112,545
INCOME PER ADS (DILUTED) Prior to Exceptional Charges	0.30	0.28	0.29	1.28
INCOME/(LOSS) PER ADS (DILUTED) from Net Income	0.30	(1.39)	0.29	(0.46)

SELECTED BALANCE SHEET DATA	$'000
Working capital (inc short term debt)	(12,389)
Cash	30,109
Accounts receivable	7,650
Total assets	90,721
Long-term obligations:	(7,355)
Stockholders' equity	29,670

All figures are in round thousands except 'Income/(loss) per ADS
The company's ratio of ADS's to ordinary shares is 1:10